

Mail Stop 4628

October 19, 2017

Michael Rapoport (a/k/a Michael Rapp)
Chief Executive Officer, Chairman and Director
Committed Capital Acquisition Corporation II
370 Lexington Avenue, Suite 1208
New York, NY 10017

Re: Committed Capital Acquisition Corporation II
Form 10-K for Fiscal Year Ended December 31, 2016
Filed May 30, 2017
Form 10-Q for the Quarter Ended March 31, 2017
Filed June 27, 2017
Form 8-K
Filed July 11, 2017
Response Dated September 22, 2017
File No. 333-192586

Dear Mr. Rapp:

We have reviewed your September 22, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our reference to prior comments is to comments in our August 1, 2017 letter.

General

1.   We have reviewed your response to prior comment 1. In your response, you describe new material agreements, new directors, and a change of control. Provide this information, and any other recent material events, in an appropriate filing under the Exchange Act. Among other things, see Items 1.01, 5.01, and 5.02 of Form 8-K. In the alternative, explain to us why you do not believe that this is material information that should be included in a filing under the Exchange Act.

2.   In addition, please disclose the trust account balance as of the latest practicable date, taking into account the redemption which expired on August 11, 2017. Consistent with your supplemental response to prior comment 1, also disclose clearly your plans going forward, including whether you plan to seek shareholder approval to extend your business combination completion date beyond April 10, 2019 if a business combination has not been completed by then.

3.   In your August 15, 2017 Notification of Late Filing on Form 12b-25 for the June 30 Form 10-Q, you undertook to file the Form 10-Q within five business days. Please update us regarding the status of that Form 10-Q (including the date on which you anticipate it will be filed), and provide further explanation regarding why you have not yet filed it.

<u>Closing Comments</u>

Please contact Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources